Exhibit 99.1

ABN 53 075 582 740

BIONOMICS LIMITED

ASX half-year information –

31 December 2021

Lodged with the ASX under Listing Rule 4.2A

BIONOMICS LIMITED

Half-year ended 31 December 2021

(Previous corresponding period: Half-year ended 31 December 2020)

Results for announcement to the market

				A$
Cash and cash equivalents at 31 December 2021 from 30 June 2021	increased by	41.6%	to	40,351,584

Net operating cash outflows for the period	increased by	887.2%	to	12,839,159

Net investing cash inflows for the period	increased by	1,052.0%	to	614,315

Net financing cash inflows for the period	increased by	907.4%	to	24,575,866

Loss for the half-year before income tax from continuing operations	increased by	11,959.8%	to	13,148,561

Loss for the half-year after tax	increased by	102,400.7%	to	13,053,471

Explanation of cash and cash equivalents position as at 31 December 2021

Closing cash and cash equivalents is in line with expectations, with net funds raised through share issues and used to continue to progress the BNC210 development and pay operating expenditure.

Explanation of operating outflows

Net cash outflows from operating activities increased during the period due to;

•
not receiving the research and development incentives for the year ended 30 June 2021, as the Company has not lodged the claim for the year ended 30 June 2021 due to discussion with AusIndustry to enable our expenditure for the current PTSD clinical trial to be approved as eligible expenditure; and
•
an increase in payments to suppliers and employees, due to increased activities and a decrease in interest paid as a result of repaying the bank and equipment loans during April 2021.

Explanation of net investment inflows

Net cash inflows from investing activities increased during the period as a result of an increase in proceeds from other financial assets (term deposits) and sale of plant and equipment.

Explanation of net financing inflows

Net cash inflows from financing activities increased during the period as a result of net proceeds from share issues received and a decrease in borrowing and principal elements of leases repayments.

Explanation of net loss from ordinary activities after tax

The increase in half-year loss principally reflects the reduction in other income (decrease in research and development incentive), other (losses) and gains (decrease in the change in fair value of contingent consideration and unfavourable movement in foreign exchange rates), increase in research and development expenses, administration expenses and offset by a reduction in occupancy expenses.

Dividends / distributions

Bionomics Limited does not propose to pay any dividends for the half-year ended 31 December 2021.

NTA Backing

Half-year
	31 December 2021	31 December 2020
Net tangible asset backing per ordinary share	2.90 cents	(0.85) cents

ABN 53 075 582 740

ASX ANNOUNCEMENT

23 February 2022

BIONOMICS’ HALF-YEAR REPORT

Adelaide, Australia: Bionomics Limited (ASX: BNO, Nasdaq: BNOX), today announced its half-year report for the half-year ended 31 December 2021. The half-year ending 31 December 2021 represented a transformational period for Bionomics in which the Company made great strides on multiple fronts including the areas of pipeline progress and advancements, capital raising and implementation of corporate strategic initiatives getting the Company back on a renewed value-driving trajectory to create long-term shareholder value.

In the area of internal pipeline progress and advancements, in July 2021 the Company announced that it had initiated a Phase 2b trial (the ATTUNE Study) to evaluate the tablet formulation of BNC210 in patients with Post-Traumatic Stress Disorder (PTSD) with topline results expected in CY1H 2023. The ATTUNE Study is a randomised, double-blind, placebo-controlled, multi-centre Phase 2b clinical trial with a 12-week treatment period conducted at around 25 clinical sites in the U.S., recruiting approximately 200 patients with PTSD.

In September 2021, the Company announced that, as part of its broader pipeline expansion strategy and based on anti-anxiety signals in Generalised Anxiety Disorder patients, it had started preparing for initiation of a study by year end to evaluate its lead clinical compound, BNC210, as an acute treatment for Social Anxiety Disorder (SAD). In November 2021, the Company received U.S. Food and Drug Administration (FDA) clearance to proceed with evaluating BNC210 for the acute treatment of SAD in a Phase 2 clinical trial (the PREVAIL Study) and in December 2021, the U.S. FDA granted Fast Track designation to the program for the acute treatment of SAD and other anxiety-related disorders.

In early January 2022, the Company announced that it had initiated its Phase 2 PREVAIL Study to evaluate BNC210 for the acute treatment of SAD, with topline results expected by the end of 2022. The PREVAIL Study is a randomised, double-blind, placebo-controlled, multi-centre Phase 2 clinical trial with a single dose treatment, conducted at around 15 to 20 clinical sites in the U.S. and recruiting approximately 150 patients with SAD.

Whilst the internal focus and current research and development spend is restricted to CNS programmes, Bionomics continues limited activities to maximise the value of its legacy oncology programs through divestment and/or out-licensing of both BNC101 and BNC105. Of the non-core legacy oncology assets, the exclusive license agreement of BNC101 to Carina Biotech continued to make advancements and is expected to move forward into clinical development in late 2022. The Memorandum of Understanding the Company entered into in February 2021 with EmpathBio for exploring a potential combination of BNC210 and EMP-01 (an MDMA derivative) for the treatment of PTSD continued to progress in animal feasibility studies.

Bionomics also continued to see progress in its continuing partnership with Merck & Co (known as MSD outside the United States and Canada) to develop α7 receptor positive allosteric modulators (PAMs) targeting cognitive impairment in Alzheimer’s disease with two compounds undergoing Phase 1 safety and biomarker clinical trials.

The Company has also achieved several important capital raising and corporate strategic initiative milestones over the six-month period.

In August 2021, the Company announced that it planned to conduct an initial public offering in the United States (the Offering) of American Depositary Shares (ADSs) and concurrent listing of ADSs on Nasdaq. In December 2021, the Company announced the pricing and close of its the Offering of 1,622,000 ADSs, each representing 180 ordinary shares of Bionomics, at an initial public offering price of US$12.35 per ADS.

The gross proceeds from the Offering were US$20 million, before deducting underwriting discounts and commissions, and other offering expenses payable by Bionomics. The amount raised after deducting underwriting discounts and commissions, and other offering expenses was A$22.2 million. The ADSs began trading on the Nasdaq Global Market on 16 December 2021 under the ticker symbol "BNOX”. The Company granted the underwriters a 30-day option to purchase up to an additional 243,300 ADSs at the public offering price per ADS, less underwriting discounts.

On 6 January 2022, the underwriters exercised in full the underwriters’ option to purchase additional ADSs and 243,300 ADSs were issued at US$12.35 per ADS raising gross proceeds of US$3.0 million. The net proceeds received were US$2.8 million after deducting underwriting discounts and commissions.

The total gross proceeds from the Offering were US$23.04 million, before deducting underwriting discounts and commissions and other offering expenses payable by Bionomics.

Following the closing of the Offering, Bionomics participated virtually in the Nasdaq Stock Market Closing Bell virtual ceremony in celebration of its ADSs trading on the Nasdaq Global Market under the ticker symbol "BNOX”.

The Board of Directors underwent several changes over the half-year ended 31 December 2021. In July 2021, the Company announced the appointment of Mr Miles Davies as a Non-Executive Director to the Board of Bionomics Limited, replacing Dr. Srinivas Rao as the second Board nominee of Apeiron Investment Group Ltd (Apeiron) under the Subscription Agreement dated 1 June 2020 between the Company and Apeiron.

On 31 December 2021, the Company announced the resignation of Mr Mitchell Kaye as a Non-Executive Director of the Board of Bionomics Limited effective 31 December 2021. Mr Kaye resigned under the terms of the agreement through which he was appointed in November 2018, as nominee of BVF Partners LP under the Placement Agreement dated 9 November 2018.

The Company’s cash balance at 31 December 2021 was A$40.35 million (30 June 2021: A$28.50 million).

FOR FURTHER INFORMATION, PLEASE CONTACT:

Bionomics Limited	Bionomics Limited
Adrian Hinton	Ms Suzanne Irwin
Acting Chief Financial Officer	Company Secretary
+61 8 8150 7400	+61 8 8150 7400
ahinton@bionomics.com.au	CoSec@bionomics.com.au

About Bionomics Limited

Bionomics (ASX:BNO, NASDAQ:BNOX) is a clinical-stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious central nervous system (CNS) disorders with high unmet medical need. Bionomics is advancing its lead drug candidate, BNC210, an oral, proprietary, selective negative allosteric modulator of the α7 nicotinic acetylcholine receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD). Beyond BNC210, Bionomics has a strategic partnership with Merck & Co, Inc (known as MSD outside the United States and Canada) with two drugs in early-stage clinical trials for the treatment of cognitive deficits in Alzheimer’s disease and other central nervous system conditions.

www.bionomics.com.au

Factors Affecting Future Performance

This announcement contains “forward-looking” statements within the meaning of the U.S. federal securities laws. Any statements contained in this announcement that relate to prospective events or developments, including, without limitation, statements related to the Offering are deemed to be forward-looking statements. Words such as “believes,” “anticipates,” “plans,” “expects,” “projects,” “forecasts,” “will” and similar expressions are intended to identify forward-looking statements. There are a number of important factors that could cause actual results or events to differ materially from those indicated by these forward-looking statements. The Company undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Actual results could differ materially from those discussed in this ASX announcement.

ABN 53 075 582 740

BIONOMICS LIMITED

Half-Year Report – 31 December 2021

This interim financial report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report is to be read in conjunction with the annual report for the year ended 30 June 2021.

BIONOMICS LIMITED

Directors’ Report

Directors present their report on the consolidated entity (the Group) consisting of Bionomics Limited (the Company) and the entities it controlled at the end of, or during, the half-year ended 31 December 2021. In order to comply with the provisions of the Corporations Act 2001, the Directors report as follows:

Directors

The names of the Directors of the Company during or since the end of the half-year:

•
Dr Errol De Souza, Executive Chairman
•
Mr David Wilson, Non-Executive Director
•
Mr Alan Fisher, Non-Executive Director
•
Mr Aaron Weaver, Non-Executive Director
•
Dr Jane Ryan, Non-Executive Director
•
Dr Miles Davies, Non-Executive Director, appointed 1 July 2021
•
Mr Mitchell Kaye, Non-Executive Director, resigned on 31 December 2021

Principal Activities

The principal activities of the Group during the period include the development of novel drug candidates focused on the treatment of central nervous system disorders (CNS).

Dividends

The Directors do not propose to make any recommendation for dividends for the current financial year.

REVIEW OF OPERATING RESULTS

Cash during the half-year to 31 December 2021 increased by A$11,852,135 to A$40,351,584 at 31 December 2021 from A$28,499,449 at 30 June 2021. The increase is due to net increase in cash from activities during the half-year ended 31 December 2021 of A$12,350,022 offset by a foreign exchange loss from the effects of exchange rate changes on the balance of cash held in foreign currencies at 31 December 2021 of A$497,887. The net increase in cash from activities is due to the following:

•
net cash inflows from investing activities of A$614,315, primarily due to proceeds from other financial assets (term deposits) of A$435,640 and sale of plant and equipment of A$175,091; and
•
cash inflows from financing activities of A$24,574,866, due to net proceeds from share issues of A$24,673,768 offset by principal element of lease payments of A$98,902.

Offset by:

•
net cash used in operating activities of A$12,839,159, primarily due to payments to suppliers and employees of A$12,820,515.

The operating loss after tax for the half-year ended 31 December 2021 increased to A$13,053,471, compared to A$12,735 for the half-year ended 31 December 2020, mainly as a result of:

•
Other income for the half-year decreased by A$704,995 to A$176,992, compared to A$881,987 for the previous half-year. The decrease is principally due to a decrease in eligible expenditure that qualified for the Government research and development incentive.

•
Other (losses) and gains for the half-year decreased by A$5,932,277 to a net loss of A$666,725, compared to a net gain of A$5,265,552 for the previous half-year. The change is due to changes in fair value of contingent consideration and an unfavourable movement in foreign exchange rates over the half-year ended 31 December 2021.
•
Research and development expenses for the half-year increased by A$4,901,688 to A$6,955,274, compared to A$2,053,586 for the previous half-year, as a result of starting the ATTUNE Phase 2b PTSD clinical trial in the United States during July 2021.
•
Administrative expenses for the half-year increased by A$2,543,957 to A$4,636,740, compared to A$2,092,783 for the previous half-year, mainly due to:
o
an increase in employee share-based payment expenses due to the issue of share options to the Executive Chairman;
o
an increase in staff and consultant expenses;
o
an increase in Directors fees and consultant fees due to the new employment contract with the Executive Chairman; and
o
one-off expenses in the half-year resulting from:
▪
fees paid to external consultants for the Contingent Value Rights (CVR) transaction that did not proceed; and
▪
Initial public offering (IPO) audit costs, that are not permitted to be recorded in issued capital and must be expensed.
•
Occupancy expenses for the half-year decreased by A$510,422 to A$166,798, compared to A$677,220 for the previous half-year as a result of the Company moving to new premises in June 2021.
•
Finance expenses for the half-year decreased by A$669,388 to A$25,985 compared to A$695,373 for the previous half-year due to the bank and equipment loans being fully repaid during April 2021.

REVIEW OF OPERATIONS

Bionomics is a clinical stage biopharmaceutical company developing novel, allosteric ion channel modulators designed to transform the lives of patients suffering from serious CNS disorders with high unmet medical need.

Ion Channel Expertise to Drive Growth

Ion channels serve as important mediators of physiological function in the CNS and the modulation of ion channels influences neurotransmission that leads to downstream signaling in the brain. The a7 nicotinic acetylcholine (ACh) receptor (a7 receptor) is an ion channel that plays an important role in driving emotional responses and cognitive performance. Utilising our ion channel and chemistry platforms, coupled with our allosteric modulation approach, we are developing orally active small molecule negative allosteric modulators (NAMs) and positive allosteric modulators (PAMs) of the a7 receptor to treat anxiety related and cognitive disorders, respectively.

BNC210 Pipeline Expansion and Continued Advancement

Bionomics is advancing its lead product candidate, BNC210, an oral, proprietary selective NAM of the a7 receptor, for the acute treatment of Social Anxiety Disorder (SAD) and chronic treatment of Post-Traumatic Stress Disorder (PTSD).

In September 2021, Bionomics announced that as part of its broader pipeline expansion strategy and based on anti-anxiety signals in Generalised Anxiety Disorder patients, it would proceed with evaluating BNC210 as an acute treatment in SAD patients. In November 2021, the Company received U.S. Food and Drug Administration (FDA) clearance to proceed with evaluating BNC210 for the acute treatment of SAD in a Phase 2 clinical trial named the PREVAIL Study, and in December 2021, the U.S. FDA granted Fast Track designation to the program for the acute treatment of SAD and other anxiety-related disorders. In early January 2022, the Company announced that it had initiated the PREVAIL Study, with topline results expected by the end of 2022.

Additionally, Bionomics continued to make advancements in the ongoing development of BNC210 in PTSD patients with the start of its planned Phase 2b ATTUNE Study. The ATTUNE study follows an earlier announcement of positive pharmacokinetic results from a 7-day dosing study in healthy volunteers using the newly developed solid dose oral tablet formulation of BNC210.

In July 2021, Bionomics initiated its Phase 2b ATTUNE trial, a randomised, placebo-controlled study to evaluate BNC210 for the treatment of PTSD and it expects to have topline data in the first half of 2023. An independent Safety Review Committee established to monitor participant safety throughout the study met on 2 February 2022 and having reviewed all the safety information available at that time concluded that the study should continue as planned.

The Company’s expertise and approach have been validated through its strategic partnership with MSD (known as Merck in the United States and Canada) for our a7 receptor PAM program, which targets a receptor that has garnered significant attention for treating cognitive deficits. This partnership enables Bionomics to maximise the value of its ion channel and chemistry platforms and develop transformative medicines for patients suffering from cognitive disorders such as Alzheimer’s disease.

Novel Approach in Large Market Opportunity with Significant Unmet Need

There remains a significant unmet medical need for the over 22 million patients in the United States alone suffering from SAD and PTSD. Current pharmacological treatments include certain antidepressants and benzodiazepines, and there have been no new FDA approved therapies in these indications in nearly two decades. These existing treatments have multiple shortcomings, such as a slow onset of action of antidepressants, and significant side effects of both classes of drugs. BNC210 has been observed in clinical trials to have a fast onset of action and has demonstrated anti-anxiety and antidepressant effects but without many of the limiting side effects observed with the current standards of care for SAD and PTSD.

Strong Ongoing Collaboration with MSD

Bionomics’ collaboration with MSD for therapeutic candidates for the treatment of cognitive dysfunction in Alzheimer’s disease and other conditions continues to progress through clinical development.

In June 2014, the Company entered into a research collaboration and license agreement with MSD to develop a7 receptor PAMs targeting cognitive impairment in conditions such as Alzheimer’s disease, Parkinson’s disease, schizophrenia and attention deficit hyperactivity disorder (ADHD). Under the 2014 agreement, MSD is funding all research and development activities, including clinical development and worldwide commercialisation of any products developed from the collaboration. The Company received an upfront payment of US$20 million at the inception of the collaboration, and another US$10 million in February 2017 when the first compound from the collaboration entered into Phase 1 clinical trials and may receive up to an additional US$465million in development and commercialisation milestone payments in addition to royalties from sales of the product(s).

The MSD collaboration currently includes two candidates that are in early-stage Phase 1 safety and biomarker clinical trials for treating cognitive impairment. The first compound has completed Phase 1 safety clinical trials in healthy subjects and there are ongoing plans for further biomarker studies. In 2020, a second molecule that showed an improved potency profile in preclinical animal models was advanced by MSD under this collaboration into Phase 1 clinical trials.

Leveraging Value of Legacy Oncology Assets

Bionomics continued limited activities to maximise the value of our legacy oncology programs BNC101 and BNC105 through external funding of clinical development and divestment/out-licensing.

The Company entered into an exclusive agreement to license its BNC101 oncology drug candidate to Carina Biotech (Carina), for the development of Chimeric Antigen Receptor T cell (CAR-T) therapy, which harnesses the body’s immune system to fight cancer. BNC101 is a first-in-class humanised monoclonal antibody to LGR5, which is overexpressed in cancer stem cells within solid tumours including colorectal, breast, pancreatic, ovarian, lung, liver and gastric cancers and has the potential to guide CAR-T therapeutic development. Under the worldwide, exclusive License Agreement, Carina will fund all research and development activities. Bionomics is eligible to receive up to A$118 million in clinical and development milestones plus royalty payments if Carina fully develops and markets the new therapy. In the event that Carina sub-licenses the CAR-T treatment, Bionomics is eligible to share in the sub-licensing revenues in early clinical development and receive a substantial double-digit portion of the revenues in later stages of clinical development. In September 2021, Carina announced that it plans to initiate a clinical trial of BNC101 CAR-T therapy for the treatment of advanced colorectal cancer in late 2022.

An experimental Phase 2 clinical trial of Bionomics’ cancer drug candidate, BNC105, in combination with Bristol-Myers Squibb’s nivolumab (OPDIVO®) completed recruitment of patients with metastatic colorectal cancer. The trial, MODULATE, was sponsored by the Australasian Gastro-Intestinal Trials Group and supported by Bristol-Myers Squibb. It was conducted at 16 clinical oncology sites around Australia. Data communicated to Bionomics from the Sponsor suggest that the combination treatment of BNC105 and nivolumab was well-tolerated and demonstrated some anti-tumour activity with encouraging increases in Overall Survival but did not meet the high hurdle of the anticipated Response Rate in this small cohort of patients. Ongoing ex-vivo studies are examining the impact of the treatment combination on the tumour microenvironment.

Financing Activities

In December 2021, the Company announced the pricing and close of its initial public offering in the United States (the Offering) of 1,622,000 American Depository Shares (ADSs), each representing 180 ordinary shares of Bionomics, at an initial public offering price of US$12.35 per ADS. The amount raised after deducting underwriting discounts and commissions, and other offering expenses was A$23,220,581. The ADSs began trading on the Nasdaq Global Market on 16 December 2021 under the ticker symbol "BNOX”.

The Company subsequently announced in early January 2022 the issuance of 243,300 ADSs, at US$12.35 per ADS, each representing 180 ordinary shares of Bionomics, pursuant to the exercise in full of the underwriters’ option to purchase additional ADSs in connection with the Offering, raising US$3,004,755,with issuance costs of US$210,333 resulting in net proceeds being received of US$2,794,442.

The total gross proceeds from the Offering were US$23,036,455, before deducting underwriting discounts and commissions, and other offering expenses payable by Bionomics.

The proceeds of the Offering along with the existing cash and cash equivalents are primarily being used to advance BNC210 through to completion of the ongoing Phase 2 PREVAIL clinical trial for the acute treatment of SAD; for the continued development of BNC210 for the treatment of PTSD including completion of the ongoing Phase 2b ATTUNE clinical trial; for the completion of chemistry, manufacturing and controls, and long term safety and nonclinical pharmacology studies necessary to support Phase 3 pivotal trials of BNC210 for the treatment of SAD and PTSD; and for working capital and other research and development and general corporate purposes. These activities are consistent with planned use-of-proceeds from the December 2021 IPO and Nasdaq listing, as disclosed at that time. We continue to evaluate our capital requirements based on assumed activities and forecast expenditures.

auditor’s independence declaration

A copy of the auditor’s independence declaration as required under section 307C of the Corporations Act 2001 is set out on page 12.

Signed in accordance with a resolution of the directors made pursuant to section 306(3) of the Corporations Act 2001.

On behalf of the directors

Dated at Adelaide this 23 February 2022

Errol De Souza

Executive Chairman

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Auditor’s independence declaration to the directors of Bionomics Limited

As lead auditor for the review of the half‑year financial report of Bionomics Limited for the half‑year ended 31 December 2021, I declare to the best of my knowledge and belief, there have been:

a.
No contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review;
b.
No contraventions of any applicable code of professional conduct in relation to the review; and
c.
No non-audit services provided that contravene any applicable code of professional conduct in relation to the review.

This declaration is in respect of Bionomics Limited and the entities it controlled during the financial period.

Ernst & Young

Nigel Stevenson

Partner

23 February 2022

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation

BIONOMICS LIMITED

Consolidated Statement of Profit or Loss and Other Comprehensive Income

for the half-year ended 31 December 2021

		Half-year ended
	Note	31 Dec 2021	31 Dec 2020
		$	$

Continuing operations
Other income	2	176,992	881,987
Other (losses) and gains	2	(666,725)	5,265,552

Expenses
Research and development expenses		(6,955,274)	(2,053,586)
Administration expenses		(4,636,740)	(2,092,783)
Occupancy expenses		(166,798)	(677,220)
Compliance expenses		(874,031)	(737,605)
Finance expenses	3	(25,985)	(695,373)
(Loss) before tax		(13,148,561)	(109,028)

Income tax benefit		95,090	96,293

(Loss) for the period		(13,053,471)	(12,735)

Other comprehensive income, net of income tax
Items that may be reclassified subsequently to profit or loss:
Gain/(Loss) on exchange differences from translating foreign operations		394,914	(1,517,867)

Total comprehensive (loss) for the period		(12,658,557)	(1,530,602)

Loss per share from continuing operations:	Cents	Cents

Basic loss per share	(1.3)	0.0
Diluted loss per share	(1.3)	0.0

The above consolidated statement of profit or loss and other comprehensive income should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Financial Position

as at 31 December 2021

	Note	31 Dec 2021 $	30 June 2021 $
CURRENT ASSETS

Cash and cash equivalents		40,351,584	28,499,449
Other financial assets		-	435,640
Trade and other receivables		24,490	200,212
Research and development incentives receivable		1,097,440	928,073
Prepayments		3,125,000	863,630
TOTAL CURRENT ASSETS		44,598,514	30,927,004

NON-CURRENT ASSETS

Property, plant and equipment		4,679	8,227
Right-of-use assets		754,808	862,716
Goodwill		12,568,824	12,400,743
Other intangible assets		9,796,624	9,945,755
Other financial assets		119,000	119,000
TOTAL NON-CURRENT ASSETS		23,243,935	23,336,441

TOTAL ASSETS		67,842,449	54,263,445

CURRENT LIABILITIES

Trade and other payables		2,752,992	1,814,390
Lease liabilities		154,392	174,218
Provisions		406,290	371,936
TOTAL CURRENT LIABILITIES		3,313,674	2,360,544

NON-CURRENT LIABILITIES

Lease liabilities		614,547	693,623
Provisions		11,971	6,782
Deferred tax liabilities		1,803,395	1,842,303
Contingent consideration	10	1,816,980	1,762,656
TOTAL NON-CURRENT LIABILITIES		4,246,893	4,305,364

TOTAL LIABILITIES		7,560,567	6,665,908

NET ASSETS		60,281,882	47,597,537

EQUITY

Issued capital	4	214,245,539	190,190,147
Reserves		10,732,484	11,447,891
Accumulated losses		(164,696,141)	(154,040,501)
Total equity		60,281,882	47,597,537

The above consolidated statement of financial position should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Changes in Equity

for the half-year ended 31 December 2021

	Issued Capital	Foreign currency translation reserve	Share- based payments reserve	Accumulated losses	Total
	$	$	$	$	$
Balance 1 July 2020	148,156,005	6,288,371	7,125,413	(148,887,782)	12,682,007
Loss for the period	-	-	-	(12,735)	(12,735)
(Loss) on exchange differences from translating foreign operations	-	(1,517,867)	-	-	(1,517,867)
Total comprehensive income for the period	-	(1,517,867)	-	(12,735)	(1,530,602)
Issue of ordinary shares	4,406,248	-	-	-	4,406,248
Share issue costs	(230,771)	-	-	-	(230,771)
Recognition of share-based payments	-	-	753,578	-	753,578
Transfer of lapsed share options	-	-	(3,461,677)	3,461,677	-
Balance at 31 December 2020	152,331,482	4,770,504	4,417,314	(145,438,840)	16,080,460

Balance at 1 July 2021	190,190,147	5,119,200	6,328,691	(154,040,501)	47,597,537
Loss for the period	-	-	-	(13,053,471)	(13,053,471)
Gain on exchange differences from translating foreign operations	-	394,914	-	-	394,914
Total comprehensive income for the period	-	394,914	-	(13,053,471)	(12,658,557)
Issue of shares on exercise of options and warrants	834,960	-	(327,760)	-	507,200
Share placement as result of US IPO	28,159,542	-	-	-	28,159,542
Cost associated with share issues	(4,939,110)	-	-	-	(4,939,110)
Recognition of share-based payments	-	-	1,615,270	-	1,615,270
Transfer of lapsed share options and warrants	-	-	(2,397,831)	2,397,831	-
Balance at 31 December 2021	214,245,539	5,514,114	5,218,370	(164,696,141)	60,281,882

The above consolidated statement of changes in equity should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Consolidated Statement of Cash Flows

for the half-year ended 31 December 2021

		Half-year ended
		31 Dec 2021	31 Dec 2020
	Note	$	$

Cash flows from operating activities
Research and development incentives received		-	2,919,541
Receipts from customers		7,341	273,158
Payments to suppliers and employees		(12,820,515)	(4,085,060)
Interest paid		(25,985)	(421,513)

Net cash (used in) operating activities		(12,839,159)	(1,313,874)

Cash flows from investing activities Interest received		3,584	3,928
Proceeds from other financial assets (term deposits)		435,640	534
Payments for purchases of plant and equipment		-	(1,467)
Proceeds from sale of plant and equipment		175,091	50,331

Net cash generated by investing activities		614,315	53,326

Cash flows from financing activities
Proceeds from share issues		28,666,742	4,345,498
Payments for share issue costs		(3,992,974)	(229,633)
Repayment of borrowings		-	(1,297,920)
Principal elements of lease payments		(98,902)	(378,600)

Net cash generated by financing activities		24,574,866	2,439,345

Net increase in cash and cash equivalents		12,350,022	1,178,797

Cash and cash equivalents at the beginning of the half-year		28,499,449	4,577,747
Effects of exchange rate changes on the balance of cash held in foreign currencies		(497,887)	(16,997)
Cash and cash equivalents at the end of the half-year	9	40,351,584	5,739,547

The above consolidated statement of cash flows should be read in conjunction with the accompanying notes.

BIONOMICS LIMITED

Notes to the Consolidated Financial Statements

for the half-year ended 31 December 2021

NOTE 1: Summary of significant accounting policies

(a)
Statement of Compliance

The half-year financial report is a general-purpose financial report prepared in accordance with the Corporations Act 2001 and AASB 134 ‘Interim Financial Reporting’. Compliance with AASB 134 ensures compliance with International Financial Reporting Standard IAS 34 ‘Interim Financial Reporting’. The half-year report does not include notes of the type normally included in an annual financial report and shall be read in conjunction with the most recent annual financial report.

(b)
Basis of Preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the contingent consideration liability which is measured at fair value at the end of each reporting period (Note 10). Cost is based on the fair values of the consideration given in exchange for assets. All amounts are presented in Australian dollars, unless otherwise noted.

The accounting policies and methods of computation adopted in the preparation of the half-year financial report are consistent with those adopted and disclosed in the Company’s 2021 annual financial report for the financial year ended 30 June 2021 except for the impact of the Standards and Interpretations described below. These accounting policies are consistent with Australian Accounting Standards (AAS) and with International Financial Reporting Standards (IFRS).

(c)
New Accounting Standards and Interpretations

The Group has adopted all the new and revised Standards and Interpretations issued by the Australian Accounting Standards Board (the AASB) that are relevant to its operations and effective for an accounting period that begins on or after 1 July 2021. The adoption of all new and revised Standards and Interpretations has not resulted in any changes to the Group’s accounting policies and has no effect on the amounts reported for the current or prior half-years.

NOTE 2: other income and other gains and losses

Half-year ended
31 Dec 2021	31 Dec 2020

Other income from continuing operations	$	$
Rent	6,674	101,507
Interest income	951	3,913
Government Research and Development Incentives (i)	169,367	605,067
Government assistance Covid-19 (Cash flow boost)	-	50,000
Government assistance Covid-19 (Jobkeeper)	-	121,500
	176,992	881,987

(i)
The Government Research and Development Incentives relate to a cash refund provided by the Australian Government for 43.5% (31 December 2020: 43.5%) of eligible research and development expenditures by Australian entities having a tax loss and less than $20 million in revenue and is received after the 30 June 2022 tax return is lodged with the Australian Tax Office.

	Half-year ended
	31 Dec 2021	31 Dec 2020
Other (losses) and gains from continuing operations	$	$
Net (loss)/gain arising on changes in fair value of contingent consideration (Note 10)	(54,324)	4,205,824
Net realised and unrealised foreign currency (loss)/gain	(610,575)	1,030,581
(Loss)/gain on disposal of plant and equipment	(1,826)	29,147
	(666,725)	5,265,552

NOTE 3: Finance Expense

	Half-year ended
	31 Dec 2021	31 Dec 2020
	$	$
Interest expense on lease liabilities	14,179	17,476
Bank fees	11,806	7,873
Interest expense on bank and other loans	-	387,394
Accrual of final bank payment	-	204,977
Amortisation of transaction costs	-	77,653
	25,985	695,373

NOTE 4: Equity Securities Issued

	Half-year		Half-year
	31 Dec 2021	31 Dec 2020	31 Dec 2021	31 Dec 2020
	Number of shares	Number of shares	$	$
Ordinary shares
Balance at the beginning of the half-year	1,007,596,744	626,185,872	190,190,147	148,156,005
Issue of shares on exercise of share options and warrants	10,000,000	-	507,200	-
Transfer from share-based payments reserve	-	-	327,760	-
US IPO share placement	291,960,000		28,159,542	-
28 August 2020, bonus shares issued to staff	-	424,232	-	60,750
Share placement on 24 September 2020 at 4 cents per share	-	54,333,000	-	2,173,320
Rights issue to:
• institution shareholders on 6 October 2020 at 4 cents per share	-	22,330,875	-	893,235
• retail shareholders on 23 October 2020 at 4 cents per share	-	31,973,571	-	1,278,943
Costs associated with share issues	-	-	(4,939,110)	(230,771)
Total Issued Capital	1,309,556,744	735,247,550	214,245,539	152,331,482

NOTE 5: share options and Warrants

During the half-year ended 31 December 2021, 2,000,000 share options were exercised at $0.0136 per share option and 8,000,000 warrants were exercised at $0.06 per warrant.

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 47,786,607 share options to subscribe for 47,786,607 shares at $0.2014 per share to Dr Errol De Souza, Executive Chairman. The options were issued on 22 December 2021, details of the issue are set out below:

Grant date	Vesting date	Expiry date	Exercise price	Number	Fair value of issue
02-December-2021	30-September-2021	30-September-2026	$0.2014	2,986,663	$0.074
02-December-2021	31-December-2021	31-December-2026	$0.2014	2,986,663	$0.076
02-December-2021	31-March-2022	31-March-2027	$0.2014	2,986,663	$0.078
02-December-2021	30-June-2022	30-June-2027	$0.2014	2,986,663	$0.079
02-December-2021	30-September-2022	30-September-2027	$0.2014	2,986,663	$0.081
02-December-2021	31-December-2022	31-December-2027	$0.2014	2,986,663	$0.082
02-December-2021	31-March-2023	31-March-2028	$0.2014	2,986,663	$0.084
02-December-2021	30-June-2023	30-June-2028	$0.2014	2,986,663	$0.085
02-December-2021	30-September-2023	30-September-2028	$0.2014	2,986,663	$0.086
02-December-2021	31-December-2023	31-December-2028	$0.2014	2,986,663	$0.088
02-December-2021	31-March-2024	31-March-2029	$0.2014	2,986,663	$0.089
02-December-2021	30-June-2024	30-June-2029	$0.2014	2,986,663	$0.090
02-December-2021	30-June-2024	30-September-2029	$0.2014	2,986,663	$0.091
02-December-2021	30-June-2024	31-December-2029	$0.2014	2,986,663	$0.092
02-December-2021	30-June-2024	31-March-2030	$0.2014	2,986,663	$0.093
02-December-2021	30-June-2024	30-June-2030	$0.2014	2,986,662	$0.094
				47,786,607

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of granting	$0.125
Exercise price	$0.2014
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

On 2 December 2021, shareholders at the Annual General Meeting approved the issuing of 13,430,160 share options to subscribe for 13,430,160 shares at $0.09645 per share to Dr Errol De Souza, Executive Chairman. The share options were issued on 22 December 2021, details of the issue are set out below:

Grant date	Vesting date	Expiry date	Exercise price	Number	Fair value of issue
02-December-2021	31-March-2022	31-March-2027	$0.09645	839,385	$0.090
02-December-2021	30-June-2022	30-June-2027	$0.09645	839,385	$0.091
02-December-2021	30-September-2022	30-September-2027	$0.09645	839,385	$0.092
02-December-2021	31-December-2022	31-December-2027	$0.09645	839,385	$0.094
02-December-2021	31-March-2023	31-March-2028	$0.09645	839,385	$0.095
02-December-2021	30-June-2023	30-June-2028	$0.09645	839,385	$0.096
02-December-2021	30-September-2023	30-September-2028	$0.09645	839,385	$0.097
02-December-2021	31-December-2023	31-December-2028	$0.09645	839,385	$0.098
02-December-2021	31-March-2024	31-March-2029	$0.09645	839,385	$0.098
02-December-2021	30-June-2024	30-June-2029	$0.09645	839,385	$0.099
02-December-2021	30-September-2024	30-September-2029	$0.09645	839,385	$0.100
02-December-2021	31-December-2024	31-December-2029	$0.09645	839,385	$0.101
02-December-2021	31-March-2025	31-March-2030	$0.09645	839,385	$0.102
02-December-2021	30-June-2025	30-June-2030	$0.09645	839,385	$0.102
02-December-2021	30-September-2025	30-September-2030	$0.09645	839,385	$0.103
02-December-2021	31-December-2025	31-December-2030	$0.09645	839,385	$0.104
				13,430,160

A Black-Scholes model was used to obtain the fair value of the above share options. Inputs used are summarised below:

Share price at date of granting	$0.125
Exercise price	$0.09645
Bionomics share volatility	85.53%
Risk free interest rate	0.413%

During the half-year ended 31 December 2021, 754,000 share options lapsed, details are set out below:

Number of share options	Exercise price
15,000	$0.4077
5,000	$0.4311
15,000	$0.5750
260,000	$0.3479
100,000	$0.2912
100,000	$0.6960
100,000	$0.4892
4,000	$0.6611
5,000	$0.2912
100,000	$0.5125
50,000	$0.4838
754,000

During the half-year ended 31 December 2021, 16,082,988 warrants lapsed that had an exercise price of $0.5674 per warrant.

NOTE 6: Change in Accounting Estimates

There has been no change in the basis of accounting estimates since the last annual reporting date.

NOTE 7: Contingencies and Commitments

There has been no change in contingent liabilities and commitments since the last annual reporting date.

NOTE 8: Key Management Personnel

Since 30 June 2021, the only changes in key management personnel were the appointment of Mr Miles Davies as a non-executive Director on 1 July 2021 and the resignation of Mr Mitchell Kaye, non-executive director, on 31 December 2021.

There have been no changes to remuneration arrangements of key management personnel from what was disclosed in the 2021 annual financial report, with the exception of Dr Errol De Souza employment contract from 1 July 2021 (details disclosed in the subsequent event note in the 2021 financial report) and share options issued which are disclosed in Note 5. No additional payments were made to Mr Mitchell Kaye on his resignation.

NOTE 9: CASH FLOW INFORMATION

Cash and cash equivalents at the end of the reporting period as shown in the consolidated statement of cash flows can be reconciled to the related items in the consolidated statement of financial position as follows:

	Half-year ended
	31 Dec 2021	31 Dec 2020
	$	$
Cash and cash equivalents:	40,351,584	5,739,547

NOTE 10: FAIR VALUE OF FINANCIAL INSTRUMENTS

Some of the Group’s financial assets and liabilities are measured at fair value at the end of each reporting period. The value of other financial assets and liabilities approximate their fair value. The following table gives information about how the fair values of these financial assets and liabilities are determined.

	Fair Value as at
Financial Liabilities	31 Dec 2021 $	30 June 2021 $	Fair value hierarchy	Valuation technique	Significant unobservable inputs	Relationship of unobservable inputs to fair value
Contingent consideration	1,816,980	1,762,656	Level 3	Discounted cash flow	Discount rate of 25% (pre-tax) applied to milestone and royalty projections, probability adjusted revenue projections.	The lower the discount rate, the lower the value. The higher the milestone and royalty projections the higher value.

Contingent Consideration

During the year ended 30 June 2013, the Company acquired Eclipse Therapeutics, Inc (Eclipse) into its wholly owned subsidiary Bionomics, Inc. Part of the consideration are potential cash earn-outs to Eclipse security holders based on achieving late stage development success or partnering outcomes of the Eclipse asset that was acquired. This liability is recorded at fair value; information about the calculation of the fair value is set out above. Due to changes in the projected inputs, being the timing and quantum of expected cash outflow at 31 December 2021 the liability has increased by $54,324.

Reconciliation of Level 3 Fair Value Measurements

	Half-year ended
	Contingent consideration
	31 Dec 2021	31 Dec 2020
	$	$
Opening balance	1,762,656	4,975,159
Total (gain)/loss:
recognised under “other gains or (losses)” in the Statement of Profit or Loss and Other Comprehensive Income	54,324	(4,205,824)
Closing balance	1,816,980	769,335

The carrying value of all other financial assets and liabilities approximate their fair value.

NOTE 11: RELATED PARTIES

During the half-year ended 31 December 2021 the following related party transactions occurred:

•
Shares issued to Apeiron and related entities (a director related entity)

647,773 American Depositary Shares (ADSs) each representing 180 ordinary shares, at US$12.35 per ADS (116,599,140 shares at $0.09645 per share) as a result of the US IPO;

•
Shares issued to BVF Partners (a director related entity)

40,486 ADSs, each representing 180 ordinary shares, at US$12.35 per ADS (7,287,480 shares at $0.09645 per share) as a result of the US IPO; and

•
Share options issued to Directors

61,216,767 share options were issued to Dr Errol De Souza. Executive Chairman, details about these share options are set out in Note 5 to the half-year financial report.

NOTE 12: SUBSEQUENT EVENTS

On 6 January 2022, the underwriters for the US IPO exercised in full the underwriters’ option to purchase additional ADSs and 243,300 ADSs were issued at US$12.35 per ADS raising US$3,004,755, with issuance costs of US$210,333 resulting in net proceeds being received of US$2,794,442.

There are no other matters or circumstances that have arisen since 31 December 2021 that has significantly affected or may affect the consolidated entity’s operations, the results of those operations or the state of affairs in future financial years.

NOTE 13: Segment Information

The Group operates in one segment being “drug development” in Australia. This is the basis on which its internal reports are reviewed and used by the Board of Directors (the “chief operating decision maker”) in monitoring, assessing performance and in determining the allocation of resources.

The results, assets and liabilities from this segment are equivalent to the consolidated financial statements.

NOTE 14: IMPACT OF COVID-19

The Board and Management have considered the impact of COVID-19 on the Company’s operations and financial performance. Overall, operations for the half-year ended 31 December 2021 have not been materially affected by the COVID-19 pandemic.

The Phase 2b ATTUNE PTSD and Phase 2 PREVAIL SAD clinical trials started in United States during July 2021 and January 2022, respectively. Bionomics has not been notified to date of any material issues arising from COVID-19. However, there may be disruptions caused by the COVID-19 pandemic that may result in increased costs and delays in completing the PTSD and SAD clinical trials. The Company is working closely with its clinical partners and has taken the necessary steps to allow for adjustments, where possible, in the clinical trial protocols should they be required due to restrictions that may be imposed during the COVID-19 pandemic.

The Company cannot predict the scope and severity of any further disruptions as a result of COVID-19 or its impact on the business. Unforeseen disruptions to the business or any of the third parties we use, including the collaborators, contract organisations, manufacturers, suppliers, clinical trial sites, and regulators, could materially and negatively impact our ability to conduct business in the manner and on the timelines presently planned. The extent to which COVID-19 pandemic may continue to impact the business and financial performance will depend on future developments, which are highly uncertain and cannot be predicted with confidence. Currently, the Company is unable to determine the extent of the impact of the pandemic on the clinical trials, operations and financial performance going forward. These developments are highly uncertain and unpredictable and may materially adversely affect the Company’s future operating results and financial position.

BIONOMICS LIMITED

Directors’ Declaration

The Directors declare that:

(a)
in the Directors’ opinion, there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable; and
(b)
in the Directors’ opinion, the attached financial statements and notes thereto are in accordance with the Corporations Act 2001, including compliance with accounting standard and giving a true and fair view of the financial position and performance of the consolidated entity.

Signed in accordance with a resolution of the Directors made pursuant to section 303(5) of the Corporations Act 2001.

On behalf of the Directors

Errol De Souza
Executive Chairman

Adelaide, 23 February 2022

Ernst & Young 121 King William Street Adelaide SA 5000 Australia GPO Box 1271 Adelaide SA 5001	Tel: +61 8 8417 1600 Fax: +61 8 8417 1775 ey.com/au

Independent auditor’s review report to the members of Bionomics Limited

Report on the half‑year financial report

Conclusion

We have reviewed the accompanying half‑year financial report of Bionomics Limited (the Company) and its subsidiaries (collectively the Group), which comprises the condensed consolidated statement of financial position as at 31 December 2021, the condensed consolidated statement of profit or loss and comprehensive income, condensed consolidated statement of changes in equity and condensed consolidated statement of cash flows for the half‑year ended on that date, notes comprising a summary of significant accounting policies and other explanatory information, and the directors’ declaration.

Based on our review, which is not an audit, nothing has come to our attention that causes us to believe that the half‑year financial report of the Group is not in accordance with the Corporations Act 2001, including:

a.
Giving a true and fair view of the consolidated financial position of the Group as at 31 December 2021 and of its consolidated financial performance for the half‑year ended on that date; and
b.
Complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

Basis for conclusion

We conducted our review in accordance with ASRE 2410 Review of a Financial Report Performed by the Independent Auditor of the Entity (ASRE 2410). Our responsibilities are further described in the Auditor’s responsibilities for the review of the half-year financial report section of our report. We are independent of the Group in accordance with the auditor independence requirements of the Corporations Act 2001 and the ethical requirements of the Accounting Professional and Ethical Standards Board’s APES 110 Code of Ethics for Professional Accountants (including Independence Standards) (the Code) that are relevant to our audit of the annual financial report in Australia. We have also fulfilled our other ethical responsibilities in accordance with the Code.

Directors’ responsibilities for the half‑year financial report

The directors of the Company are responsible for the preparation of the half‑year financial report that gives a true and fair view in accordance with Australian Accounting Standards and the Corporations Act 2001 and for such internal control as the directors determine is necessary to enable the preparation of the half‑year financial report that is free from material misstatement, whether due to fraud or error.

Auditor’s responsibilities for the review of the half-year financial report

Our responsibility is to express a conclusion on the half year financial report based on our review. ASRE 2410 requires us to conclude whether we have become aware of any matter that makes us believe that the half year financial report is not in accordance with the Corporations Act 2001

A member firm of Ernst & Young Global Limited
Liability limited by a scheme approved under Professional Standards Legislation including giving a true and fair view of the Group’s financial position as at 31 December 2021 and its performance for the half year ended on that date, and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001.

A review of a half‑year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Ernst & Young

Nigel Stevenson

Partner

Adelaide

23 February 2022